EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

CatchMark LP Holder, LLC	(Delaware)
CatchMark Timber Operating Partnership, L.P.	(Delaware)
Timberlands II, LLC	(Delaware)
CatchMark Timber TRS, Inc.	(Delaware)
CatchMark TRS Harvesting Operations, LLC	(Delaware)
CatchMark HBU, LLC	(Delaware)